Exhibit 8.1

List of Subsidiaries as of December 31, 2023

All subsidiaries listed below are incorporated in Chile.

		Ownership Share
Legal Name	Known as	Direct	Indirect	Total
		(in %)
Empresa Eléctrica Pehuenche S.A.	Pehuenche	-	92.65%	92.65%
Enel Colina S.A.	Enel Colina	-	100.00%	100.00%
Enel Distribución Chile S.A.	Enel Distribución Chile	99.09%	-	99.09%
Enel Generación Chile S.A.	Enel Generación Chile	93.55%	-	93.55%
Enel Green Power Chile S.A.	Enel Green Power Chile	99.99%	-	99.99%
Enel Mobility Chile S.p.A.	Enel Mobility Chile	100.00%	-	100.00%
Enel X Chile S.p.A.	Enel X Chile	100.00%	-	100.00%
Geotérmica del Norte S.A.	Geotérmica del Norte	-	84.59%	84.59%
Parque Eólico Talinay Oriente S.A.	Parque Eólico Talinay Oriente	-	60.91%	60.91%
Sociedad Agrícola de Cameros Ltda.	Sociedad Agrícola de Cameros	57.50%	-	57.50%